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                                                                  Exhibit 23(ii)


To the Board of Directors
General Electric Capital Services, Inc.

     We consent to incorporation by reference in the Registration Statement (No. 33-7348) on Form S-3 of General Electric Capital Services, Inc., and in the Registration Statement (No. 33-61029) on Form S-3 jointly filed by General Electric Capital Services, Inc. and General Electric Company, of our report dated February 9, 1996, relating to the statement of financial position of General
Electric Capital Services, Inc. and consolidated affiliates as of December 31, 1995 and 1994 and the related statements of current and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995, and related schedules which report appears in the December 31, 1995 annual report on Form 10-K of General Electric Capital Services, Inc.


/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
March 28, 1996